Free Writing Prospectus filed pursuant to Rule 433

Registration Statement No. 333-266989

Supplementing the Prospectus Supplement dated August 19, 2022

(To Prospectus dated August 19, 2022)

Keurig Dr Pepper Announces Secondary Offering of Common Stock by JAB

KDP Board Composition to Evolve upon Completion of the Offering

BURLINGTON, Mass., and FRISCO, Texas, Feb. 26, 2025 – Keurig Dr Pepper (NASDAQ: KDP) (the “Company” or “KDP”) announced today that a subsidiary of JAB Holding Company s.a.r.l. (“JAB”) will sell an aggregate of 73,000,000 shares of KDP common stock through a proposed registered public offering. JAB has also granted the underwriter a 30-day option to purchase up to an additional 10,950,000 shares.

Following the completion of the offering, JAB will beneficially own approximately 10.7% of KDP’s outstanding common stock. The remaining shares beneficially owned by JAB will be subject to a 90-day lock-up agreement with the underwriter.

In connection with the offering and in light of JAB’s reduced ownership stake, Joachim Creus, Frank Engelen and Olivier Goudet, the three members of KDP’s Board of Directors who are affiliated with JAB, notified KDP that they will resign from the Board, effective as of the completion of the offering.

Joachim Creus, CEO of JAB, commented, “We thank the KDP team for all their work and for delivering impressive results for our shareholders over the past decade. This investment has been one of the largest and most successful in JAB’s recent history. We take immense pride in having supported the creation and growth of KDP into the leading beverage company it is today and have full confidence in the leadership and Board of KDP to continue its success.”

Bob Gamgort, Executive Chairman of KDP, stated, “We have valued our partnership with JAB since their leadership role in the take-private transaction of Keurig Green Mountain in 2015. Ten years later, we are all the more confident in KDP’s strong foundation and compelling future outlook as an advantaged beverage company. The transaction announced today marks an important milestone in KDP’s transformation from private, to closely held, to a widely held public company, with inclusion in the S&P 500 and Nasdaq 100. We thank JAB for their vision and guidance throughout our journey and look forward to continued Board evolution and refreshment reflecting our progress as a public company.”

J.P. Morgan is acting as the underwriter for the proposed secondary offering.

The offering will be made only by means of an effective registration statement and a prospectus. The Company has previously filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (including a prospectus) on Form S-3 (File No. 333-266989) and a prospectus supplement, each dated August 19, 2022, as well as a preliminary prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the accompanying prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. The offering will be made only by means of a prospectus and a related prospectus supplement relating to the offering, copies of which may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com. These documents can also be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Investors:

Investor Relations

Keurig Dr Pepper

T: 888-340-5287 / IR@kdrp.com

Media:

Katie Gilroy

Keurig Dr Pepper

T: 781-418-3345 / katie.gilroy@kdrp.com

About Keurig Dr Pepper

Keurig Dr Pepper (Nasdaq: KDP) is a leading beverage company in North America, with a portfolio of more than 125 owned, licensed and partner brands and powerful distribution capabilities to provide a beverage for every need, anytime, anywhere. With annual revenue of more than $15 billion, we hold leadership positions in beverage categories including carbonated soft drinks, coffee, tea, water, juice and mixers, and have the #1 single serve coffee brewing system in the U.S. and Canada. Our innovative partnership model builds emerging growth platforms in categories such as premium coffee, energy, sports hydration and ready-to-drink coffee. Our brands include Keurig®, Dr Pepper®, Canada Dry®, Mott’s®, A&W®, Peñafiel®, Snapple®, 7UP®, Green Mountain Coffee Roasters®, GHOST®, Clamato®, Core Hydration® and The Original Donut Shop®. Driven by a purpose to Drink Well. Do Good., our 29,000 employees aim to enhance the experience of every beverage occasion and to make a positive impact for people, communities and the planet.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are “forward-looking statements” within the meaning of applicable securities laws and regulations. These forward-looking statements can generally be identified by the use of words such as “outlook,” “guidance,” “anticipate,” “expect,” “believe,” “could,” “estimate,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will,” “would,” and similar words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. These statements are based on the current expectations of our management, are not predictions of actual performance, and actual results may differ materially.

Forward-looking statements are subject to a number of risks and uncertainties, including the factors disclosed in our Annual Report on Form 10-K, the prospectus supplements and subsequent filings with the SEC. We are under no obligation to update, modify or withdraw any forward-looking statements, except as required by applicable law.